Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMENDMENT NO. 1*

APTORUM GROUP LIMITED

(Name of Issuer)

Class A Ordinary Shares, $1.00 par value per share
(Title of Class of Securities)

G6096M106

(CUSIP Number)

 17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

Telephone: +852 2117 6611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: G6096M106

(1)	Name of Reporting Persons: Jurchen Investment Corporation (“Jurchen”)

S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization:

British Virgin Islands
(7)	Sole Voting Power:

Number of
Shares	(8)	Shared Voting Power:
Beneficially
Owned By	162,399,298 (1)

Each	(9)	Sole Dispositive Power:
Reporting
Person With
(10)	Shared Dispositive Power:

162,399,298 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

162,399,298(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):

70.33%
(14)	Type of Reporting Person (See Instructions):

CO

(1)	This includes 1,784,608 Class A Ordinary Shares and 16,061,469 Class B Ordinary Shares owned by Jurchen. The Class B Ordinary Shares vote on a one for ten basis; accordingly, Jurchen is entitled to an aggregate of 162,399,298 votes as indicated above. The Reporting Person maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.

(2)	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Accordingly, the percentage is based on the aggregate voting rights under 6,537,269 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 224,377,540 votes) issued and outstanding as of April 18, 2019.

CUSIP Number: G6096M106

(1)	Name of Reporting Persons: Ian Huen (“Ian”)

S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization:

Hong Kong
(7)	Sole Voting Power:

Number of	0
Shares	(8)	Shared Voting Power:
Beneficially
Owned By	162,399,298 (1)
Each	(9)	Sole Dispositive Power:
Reporting
Person With	0
(10)	Shared Dispositive Power:

162,399,298 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

162,399,298(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):

70.33%
(14)	Type of Reporting Person (See Instructions):

IN

(1)	This includes (i) 1,784,608 Class A Ordinary Shares and 16,061,469 Class B Ordinary Shares owned by Jurchen, which is wholly-owned by Ian and whose principal office address is at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong located. The Class B Ordinary Shares vote on a one for ten basis; accordingly, Ian is deemed to control an aggregate of 162,399,298votes through Jurchen. The Reporting Person maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares

(2)	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Accordingly, the percentage is based on the aggregate voting rights under 6,537,269 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 224,377,540 votes) issued and outstanding as of April 18, 2019.

CUSIP Number: G6096M106

(1)	Name of Reporting Persons: Sui Fong Isabel Huen Ng (“Isabel”)

S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization:

Hong Kong
(7)	Sole Voting Power:

Number of
Shares	(8)	Shared Voting Power:
Beneficially
Owned By	19,290,686 (1)
Each	(9)	Sole Dispositive Power:
Reporting
Person With
(10)	Shared Dispositive Power:

19,290,686 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

19,290,686 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):

8.35%
(14)	Type of Reporting Person (See Instructions):

IN

(1)	This includes 211,986 Class A Ordinary Shares and 1,907,870 Class B Ordinary Shares owned by Isabel. The Class B Ordinary Shares vote on a one for ten basis; accordingly, Isabel is entitled to an aggregate of 19,290,686 votes as indicated above. The Reporting Person maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.

(2)	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Accordingly, the percentage is based on the aggregate voting rights under 6,537,269 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 224,377,540 votes) issued and outstanding as of April 18, 2019.

CUSIP Number: G6096M106

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) amends and restates the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 3, 2019 (the “Schedule 13D” or the “Prior Filing”), with respect to Class A Ordinary Shares, $1.00 par value per share (the “Ordinary Shares”), of Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong (the “Issuer”). The Issuer’s principal executive office is located at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by this Schedule 13D/A.

The purpose of this filing is to revise the beneficial ownership previously reported for Ian Huen, one of the Reporting Persons included in the Schedule 13D. The Prior Filing inaccurately reported that Mr. Huen was deemed to beneficially own the Ordinary Shares held by his mother and sister; Mr. Huen does not have any voting or dispostive power with respect to the Ordinary Shares held by such relatives and therefore we are filing this Schedule 13D/A to remove reference to same from his holdings and update certain other related information in the Prior Filing.

Information set forth in response to any item of the Prior Filing, as amended and restated by this Amendment No. 1 (as so amended and restated, this “Schedule”), shall be deemed to be a response to all other items hereof to which such information is relevant.

CUSIP Number: G6096M106

The Prior Filing is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule”) relates to the Class A Ordinary Shares, $1.00 par value per share (the “Class A Ordinary Shares”), of Aptorum Group Limited (formerly known as APTUS Holdings Limited and STRIKER ASIA OPPORTUNITIES FUND CORPORATION), a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong (the “Company”), and is being filed jointly by Jurchen, Ian and Isabel (collectively, the “Reporting Persons”). The Company also has Class B Ordinary Shares. The Class B Ordinary Shares vote on a one for ten basis, but the holder can convert into Class A Ordinary Shares at any time, at his/her sole discretion, on a one for one basis.

The Company’s principal offices are located at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

Item 2. Identity and Background.

(a)	The names of the persons filing this Statement (the “Reporting Persons”) are:

(a)	Jurchen;

(b)	Ian; and,

(c)	Isabel.

Ian owns 100% equity interest in Jurchen, which holds 1,784,608 Class A Ordinary Shares and 16,061,469 Class B Ordinary Shares of the Company.

Isabel holds 211,986 Class A Ordinary Shares and 1,907,870 Class B Ordinary Shares.

(b)	The principal business address of each Reporting Person is 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

(c)	The principal business of Jurchen is to act as an investment holding company.

The principal business of Ian is Chief Executive Officer and Executive Director of the Company.

The principal business of Isabel is as housewife.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Jurchen is a company incorporated in the British Virgin Islands. Citizenship of Ian: Hong Kong Citizenship of Isabel: Hong Kong

CUSIP Number: G6096M106

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares currently beneficially owned by Jurchen was $22,307,596. The source of these funds was the working capital of Jurchen.

The aggregate purchase price for the shares currently held in Isabel’s name was $2,491,569. The source of these funds was Isabel’s personal finances.

Item 4. Purpose of Transaction

Jurchen/Ian

In connection with historical share movement within the Company, the Company issued a total of 223,113.15 non-voting redeemable participating shares (the “Participating Shares”) to Ian between November 8, 2010 and October 1, 2016. Pursuant to the restructure of the Company from an investment company to an operating company between January to March 2017, Ian surrendered the Participating Shares were redeemed and cancelled in exchange for 22,307,596 ordinary shares of the Company (“Ian Ordinary Shares”).

On May 4, 2017, Ian transferred the Ian Ordinary Shares to Jurchen, a company incorporated in the British Virgin Islands that Ian wholly-owns.

On October 13, 2017, the ordinary shares held by Jurchen were re-designated as 2,230,760 Class A Ordinary Shares and 20,076,836 Class B Ordinary Shares.

On March 23, 2018, Jurchen transferred 446,152 of its Class A Ordinary Shares and 4,015,367 of its Class B Ordinary Shares to another entity, over which neither Jurchen or Ian controls, in a private transaction. The share purchase agreement and share transfer are included at Exhibit 99.3 and 99.4, respectively. Following such transfer, Jurchen holds the shares reported herein (1,784,608 Class A Ordinary Shares and 16,061,469 Class B Ordinary Shares) (the “Jurchen Shares”).

The Jurchen Shares owned by Ian and Jurchen have been acquired for investment purposes. Jurchen and/or Ian may make further acquisitions of Class A Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Class A Ordinary Shares held by Jurchen and/or Ian at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Isabel

Since the initial incorporation of the Company as an investment company, the Company issued a total of 19,934.31 non-voting redeemable participating shares to Isabel between November 8, 2010 and March 16, 2016. Also in connection with the restructure of the Company from an investment company to an operating company between January to March 2017, Isabel surrendered the above said shares which were redeemed and cancelled in exchange for 1,991,571 ordinary shares of the Company (the “Isabel Shares”)

The Isabel Shares have been acquired for investment purposes. Isabel may make further acquisitions of Class A Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Class A Ordinary Shares held by Isabel at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Item 5. Interest in Securities of the Issuer

a.	The aggregate number and percentage of shares of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, as a single class to which this Schedule 13D relates is 181,689,984 shares, constituting approximately 78.68% of the Company’s outstanding votes against the voting rights represented by 6,537,269 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 224,377,540 votes) issued and outstanding as of April 18, 2019, as reported in the Company’s Post-Effective Amendment No. 1 to its registration statement on Form F-1 filed on April 18, 2019.

CUSIP Number: G6096M106

b.	The beneficial ownership of each of the Reporting Persons is:

i.	Jurchen: 162,399,298 (70.33%).

ii.	Ian: 162,399,298 (70.33%) through his control over Jurchen’s shares.

iii.	Isabel: 19,290,686 (8.35%).

c.	Ian is deemed to have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the 162,399,298 votes reported herein through Jurchen.

Isabel has sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the 19,290,686 votes reported herein.

d.	There have been no other transactions in the Class A Ordinary Shares effected by the Reporting Persons during the past 60 days.

e.	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Persons.

f.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule and any Schedules hereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

The Reporting Persons are also subject to a lock-up agreement. In connection with the Company’s initial public offering of its Class A Ordinary Shares, the Reporting Persons signed lock-up agreements which, subject to certain exceptions, prevent them from selling or otherwise disposing of any of our shares, or any securities convertible into or exercisable or exchangeable for shares for a period of not less than 180 days from the date on which the trading of the Class A Ordinary Shares on the NASDAQ Stock Exchange commenced, without the prior written consent of the underwriters (the “Lock-Up Agreement”). A copy of the form of such agreement is attached as Exhibit 99.2 and is incorporated by reference herein. The summary of the Lock-Up Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 4.2 to the Form 6-K (and is incorporated by reference herein as Exhibit 99.2).

On March 23, 2018, Jurchen entered into the Purchase Agreement and the Transfer Agreement. A copy of such agreements are attached hereto as Exhibit 99.3 and 99.4 respectively and are incorporated by reference herein.

CUSIP Number: G6096M106

Item 7. Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to the Schedule 13D:

Exhibit 99.1	Joint Filing Agreement, dated January 3, 2019 (Previously filed as an exhibit to the Reporting Person’s Schedule 13D filed with the SEC on January 3, 2019 and incorporated herein by reference)

Exhibit 99.2	Form of Lock Up Agreement (incorporated by reference to Exhibit 42. to the Current Report on Form 6-K filed by the Company with the SEC on December 18, 2018.)

Exhibit 99.3	Share Transfer Agreement between CGY Investments Limited and Jurchen Investment Corporation, dated March 23, 2018 (Previously filed as an exhibit to the Reporting Person’s Schedule 13D filed with the SEC on January 3, 2019 and incorporated herein by reference)

Exhibit 99.4	Share Purchase Agreement between CGY Investments Limited and Jurchen Investment Corporation, dated March 23, 2018 (Previously filed as an exhibit to the Reporting Person’s Schedule 13D filed with the SEC on January 3, 2019 and incorporated herein by reference)

CUSIP Number: G6096M106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2019

Jurchen Investment Corporation

By:	/s/ Ian Huen
Name: Ian Huen
Title: Director

By:	/s/ Ian Huen
Name: Ian Huen

By:	/s/ Sui Fong Isabel Huen Ng
Sui Fong Isabel Huen Ng